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                         June 11, 2024

       Joseph N. Forkey
       President and Chief Executive Officer
       Precision Optics Corporation, Inc.
       2 East Broadway
       Gardner, Massachusetts 01440

                                                        Re: Precision Optics
Corporation, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 7, 2024
                                                            File No. 333-280047

       Dear Joseph N. Forkey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Cavas S. Pavri, Esq.